Exhibit 3.2

AMENDMENT NO. 1 TO THE
REGULATIONS OF
ENTERGY LOUISIANA, LLC

Pursuant to Section 11.7 of the Regulations of Entergy Louisiana, LLC (the “Company”), the Regulations are hereby amended as follows effective October 1, 2015 at 2:01 p.m. Central Daylight Time:

AMENDMENT

1.
The name of the Company is hereby changed from “Entergy Louisiana, LLC” to “EL Investment Company, LLC”. Accordingly, every instance of “Entergy Louisiana, LLC” in the Regulations is replaced with “EL Investment Company, LLC”.

2.	In all other respects, the Regulations shall remain as they were prior to this Amendment.

CERTIFICATE

I, Daniel T. Falstad, Secretary of Entergy Louisiana, LLC, hereby certify that the above is a true and accurate copy of the Amendment No. 1 to the Regulations of Entergy Louisiana, LLC adopted by unanimous written consent of the Board of Directors of the Company dated September 15, 2015.

/s/ Daniel T. Falstad
Daniel T. Falstad, Secretary